05008313

JCDecaux

82-34631 SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAY 19 2005 WASH. D.C. SECTION 183

Neuilly-sur-Seine, 18th May 2005

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République de Chine
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 4th May 2005 in relation to JCD SA revenues for 2005 first quarter ;
- The slide show that was presented during the Shareholders' meeting that took place 11th May 2005 ;
- A press release dated 13th May 2005 in relation to the Shareholders' meeting ;
- A press release dated 16th May 2005 in relation to the proposed reorganisation of JCDecaux - Publicis Group outdoor advertising media assets.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com


SEC MAIL PROCESSING
RECEIVED
MAY 2005
WASH, D.C.
183
SECTION

Notice in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCD SA revenues for 2005 first quarter

4.18. Impôt sur les bénéfices (en euros) :

Impôts sociétés	31/12/04	31/12/03
Impôt exigible	7 928 (1)	- 63 529
Total	7 928	- 63 529

(1) Il s'agit de l'impôt dû par la filiale IPSIS au titre de l'intégration fiscale à savoir 13 339 €, diminué des IFA 2001 perdus pour 21 266,97 €.

Les charges d'impôt sont supportées par les sociétés intégrées comme en l'absence d'intégration fiscale. Cette charge est calculée sur leur résultat fiscal propre après imputation de tous leurs déficits antérieurs.

Les économies réalisées par le groupe grâce aux déficits sont conservées chez la société mère et sont considérées comme un gain immédiat de l'exercice.

Au titre de l'exercice où les filiales redeviendront bénéficiaires, la société mère supportera alors une charge d'impôt.

Les économies réalisées par le groupe non liées aux déficits sont également conservées chez la société mère et sont également constatées en produits ou en charges.

Le résultat fiscal d'ensemble du groupe d'intégration fiscale s'élève pour l'année 2004 à 0 €.

Il n'y a donc pas de charge d'impôt du groupe d'intégration fiscale pour l'année 2004.

La charge d'impôt figurant au compte de résultat s'analyse ainsi :

	2004	2003	2002
Economies d'impôt dues aux filiales	- 13 339	- 80 375	- 120 143

4.19. Eléments significatifs concernant les entreprises liées et les participations :

Postes	Montant concernant les entreprises	
	Liées	Lien participation
Participations	1 532 933	734 193
Créances clients et rattachés	286 146	38 467
Dettes fournisseurs et rattachés	8 265	2 980
Autres dettes	380 354	
Produits de participation	2 532	17 475
Autres produits financiers		(1) 1 968 329
Charges financières	8 474	(2) 508 277

(1) Correspond à la reprise de provision pour dépréciation des créances Webtiss Technologies.

Correspond à la nouvelle dépréciation des titres Webtiss Technologies.

87220

JACQUET INDUSTRIES

Société anonyme au capital de 7 500 000 €.
Siège : rue du Bordelais, F-69800 Saint-Priest.
394 672 156 R.C.S. Lyon.

Chiffres d'affaires comparés (hors taxes).

(En K€)	2005	2004	Variation
Premier trimestre :			
Société-mère	910	676	34,61 %
Groupe consolidé	41 956	31 342	33,87 %

87223

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.
Siège social : 17, rue Soyer, 92200, Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffre d'affaires.
(En millions d'euros.)

	Comptes consolidés		
	2005	2004	Variation
	Premier trimestre au 31 mars 2005	Premier trimestre au 31 mars 2004	Premier trimestre 2005 vs 2004
Mobilier Urbain	211,9	196,9	7,6 %
Affichage	99,0	96,2	2,9 %
Transport	68,8	65,0	5,9 %
Total	379,7	358,1	6,0 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 6,0 %.
La croissance interne (*) du groupe est en progression de + 7,3 %, avec la décomposition suivante par segments d'activité :
+ 8,3 % sur l'activité Mobilier Urbain, + 3,5 % sur l'activité Affichage et + 9,8 % sur l'activité Transport.

(*) La croissance interne correspond aux données à périmètre et à taux de change constants, et en neutralisant le reclassement de chiffre d'affaires effectué en 2005 entre certaines activités.

	Comptes sociaux		
	2005	2004	Variation
	Premier trimestre au 31 mars 2005	Premier trimestre au 31 mars 2004	Premier trimestre 2005 vs 2004
Total	131,5	136,6	- 3,7 %

87242

KINDY S.A.

Société anonyme au capital de 9 984 000 €.
Siège social : 37, rue des Bonnetiers, 60220 Moliens.
379 402 191 R.C.S. Beauvais.

A. — Rapport d'activité du premier semestre 2004/2005.

(En millions d'euros)	31/12/04 (6 mois)	31/12/03 (6 mois)	Evolution (En %)
Chiffre d'affaires	26,85	28,25	- 4,9 %
Marge commerciale	11,39	10,89	+ 4,6 %
En % CA	42,4 %	38,5 %	
Résultat d'exploitation	3,11	1,83	+ 70,0 %
En % CA	11,5 %	6,5 %	
Résultat financier	- 0,14	0,24	N.S.
Résultat courant	2,98	2,07	+ 43,9 %
Résultat exceptionnel	- 0,34	- 0,51	- 33,3 %
Résultat avant IS et survaleurs	2,63	1,57	+ 68,3 %
Résultat net - Part du groupe.	1,50	1,24	+ 21,0 %
En % CA	5,6 %	4,4 %	

Le chiffre d'affaires. — Le chiffre d'affaires du premier semestre 2004/2005 recule de 4,9 % pour s'établir à 26,85 M€ contre 28,25 M€ au 31 décembre 2003.
Le résultat d'exploitation s'inscrit en hausse de 69 % sur le premier semestre de l'exercice 2004/2005. Cette performance s'explique par une conjonction de facteurs :
— Amélioration de la marge commerciale : la marge commerciale progresse de 3,9 points sous l'effet d'une diminution importante des coûts

Slide show presented during the Shareholders' meeting 11th May 2005


JCDecaux
les vitrines du monde
Ouverture
de l'Assemblée Générale
Jean-Charles Decaux
Président du Directoire


JCDecaux
les vitrines du monde
40 ans d'innovation :
agir au service des villes
et des citoyens
Jean-Claude Decaux
Fondateur
Président du Conseil de Surveillance

JCDecaux — *Le sens du service*

Un nouveau média : l'abribus

Ascona 7cv

1964 - Lyon — *2004 - Yokohama*

100 000 Abribus installés dans 31 pays

3


JCDecaux
Le sens du service
Un concept clé : un entretien irréprochable
J.C. DECAUX
ABRIBUS
Beauvais – Place de l'Hôtel de ville 1973
4


JCDecaux
Le sens du service
L'entretien : une valeur essentielle
JCDecaux
5


JCDecaux
Le sens du service
Un service universel
San Francisco
Madrid
6


JCDecaux
Le sens de l'esthétique
Travailler avec les plus grands designers
Depuis les années 80, JCDecaux a travaillé avec plus de 50 designers de renommée internationale
Bellini
Foster
Stern
Szekely
Cox
Starck
Piano
Wilmotte
7


JCDecaux
Le sens de l'esthétique
Ligne Foster
Ligne Cox
Ligne Wilmotte
8


JCDecaux
Le sens de l'innovation
Lancement des premiers sanitaires universels
dans les années 90
TOILET
Près de
255 millions
d'entrées
depuis 1981
Londres
9


JCDecaux
Le sens de l'innovation
Le web descend dans la rue =
réduction de la fracture numérique
OPERA
10


JCDecaux
Le sens de l'innovation
Aéo, premier média dédié à la relation passager/aéroport
75 %
du temps consacrés
à l'information en temps
réel de l'aéroport
et à des magazines
25 %
dédiés à la publicité
Contenus, habillage graphique, design :
un vrai média intégré à son environnement
11


JCDecaux
Le sens de l'innovation
Le premier mobilier déroulant 18 m² papier
Frizz tamer
Londres
12


JCDecaux
Le sens de l'innovation
L'innovation au service de l'environnement :
Plymouth, premier réseau d'abribus solaires au monde
300 abribus solaires installés
Plymouth
13


JCDecaux
Le sens de l'innovation
Vélos : inventer un service de déplacement doux
• Gijon
• Cordoue
• Vienne
Vienne
14


JCDecaux
Un système complet au service de la mobilité
15


JCDecaux
17 brevets déposés
16


JCDecaux
17 brevets déposés
Dispositifs antivol pour véhicules 2 roues par:
4- blocage de la roue avant
France - 22/03/2002
14- blocage des freins
France - 30/07/2004
15- Câble antivol intégré
France - 09/11/2004
1- Antivol avant roue inviolable
France - 18/12/2003
2- Garde boue auto-freinant
Europe - 18/12/2003
8- Valve inviolable
France - 25/02/04
6 - "Vélo sécurisé"
France - 10/02/04
16 - "Vélo Radioguidé"
France - 22/11/04
17


JCDecaux
17 brevets déposés
9- Système de location par CB
France - 01/12/03
5- Système de gestion de la flotte
Europe - 21/05/2001
7- Station vélo virtuelle
France - 16/12/.2003
11- Parking vélos encastré
France - 19/06/2001
13- Station Vélos Légère
France - 21/07/2004
3- Verrouillage vélos bornettes
France - 17/01/2000
10- Verrouillage vertical vélo
France 27/06/2003
17- Recharge batteries/
Antivol vélos électriques
France - 11/03/2005
18


JCDecaux
Lyon : du mobilier urbain
à la mobilité urbaine
2004 : JCDecaux, N°1 mondial du vélo en libre service
Aujourd'hui, le Grand Lyon
est pionnier dans
son initiative de mettre
à la disposition des habitants
et des touristes 2 000 vélos
pour faciliter et favoriser
les "déplacements doux"
de l'agglomération
Film
19


JCDecaux
Le Conseil de Surveillance
Jean-Claude
Decaux
Fondateur et Président
du Conseil de Surveillance
Jean-Pierre
Decaux
Vice-Président du
Conseil de Surveillance
Christian
Blanc
Pierre-Alain
Pariente
Xavier
de Sarrau
Professeur
Lothar Späth
20


JCDecaux
Le Directoire
Jean-Charles
Decaux
Président du Directoire
Jean-François
Decaux
Directeur Général
Robert
Caudron
Directeur Général Opérations
Gérard
Degonse
Directeur Général Finances
Jeremy
Male
Directeur Général Europe du Nord
21


JCDecaux
les vitrines du monde
Point sur l'activité
Jean-Charles Decaux
Président du Directoire

JCDecaux

Résultats 2004 en forte progression

(En millions €)

Chiffre d'affaires	1 631,4	+ 5,7 %
EBITDA	465,2	+ 11,6 %
Résultat d'exploitation	271,6	+ 18,0 %
Résultat net ajusté[1]	152,9	+ 35,3 %
Résultat net part du Groupe	78,1	+ 91,0 %
Cash flow disponible ajusté [2]	284,2	+ 9,3 %
Cash flow disponible	194,2	+ 2,5 %

Une excellente performance opérationnelle
Résultat net part du Groupe x 8 depuis 2001

(1) Résultat net ajusté = résultat net part du Groupe avant amortissement des écarts d'acquisition et éléments exceptionnels
(2) Cash flow disponible ajusté = Cash flow disponible + Investissements de croissance

23


JCDecaux
Répartition du chiffre d'affaires 2004
Par activité (% du total)
Par région (% du total)
Transport
19 %
54 %
27 %
Affichage
Mobilier Urbain
Asie-Pacifique
Amériques
France
Royaume-Uni
6 %
7 %
15 %
34 %
38 %
Reste de l'Europe
24


JCDecaux
Chiffre d'affaires 2004 – par activité
Croissance interne (%)
11,5 %
6,2 %
5,3 %
4,4 %
Mobilier Urbain
Affichage
Transport
Total
Note : croissance interne = hors acquisitions/cessions, à taux de change constants et en tenant compte des reclassements de chiffre d'affaires entre activités suite aux restructurations de certaines filiales
25


JCDecaux
Chiffre d'affaires 2004 – par région
Croissance interne (%)
27,1 %
10,3 %
9,1 %
6,3 %
0,7 %
France
Royaume Uni
Reste de l'Europe
Amériques
Asie-Pacifique
Note : croissance interne = hors acquisitions/cessions, à taux de change constants et en tenant compte des reclassements de chiffre d'affaires entre activités suite aux restructurations de certaines filiales
France
Bonne croissance du CA publicitaire Mobilier Urbain et Transport, croissance modérée du CA Affichage. CA publicitaire en hausse de 2,7 %.
Royaume-Uni
Croissance interne à deux chiffres du CA Mobilier Urbain. Forte croissance de l'activité Affichage.
Reste de l'Europe
Croissance soutenue portée par la reprise du marché publicitaire. Croissance à deux chiffres de l'activité Transport.
Amériques
Croissance à deux chiffres du CA Mobilier Urbain (Chicago, Vancouver, Mallscape).
Croissance modérée dans les aéroports américains.
Asie-Pacifique
Croissance à deux chiffres à Hong Kong et forte montée en puissance des contrats de Mobilier Urbain (Corée, Thaïlande, centres commerciaux japonais).
26


JCDecaux
JCDecaux : les meilleures marges
Chiffre d'affaires (en M$)
2 030
1 880
EBITDA avant déduction des frais de siège
Marge d'EBITDA (%)
+150 bp
28,5 %
+150 bp
-10 bp
24,1 %
Marge d'EBITA (%)
+180 bp
16,7 %
CCU
JCD
VIA
JCD
CCU
VIA
JCD
CCU
VIA
Source : communiqués de presse des sociétés. Conversions monétaires basées sur un taux de change trimestriel moyen $/€ de 0,8036
* Excluant une charge de perte de valeur de 7 100 millions d'USD impactant l'activité Communication Extérieure de Viacom en 2004
27


JCDecaux
France
Taux de renouvellement de 90 %*
LYON
3ème ville française, 2ème marché publicitaire national
2 200 abribus, 600 MUPIs®, 100 Seniors® et plus de 2 000 vélos…
… faisant de JCDecaux le N°1 mondial des vélos en libre service
Le contrat de mobilier urbain le plus important en France
Durée du contrat : 13 ans
GRENOBLE
12ème ville française
1 000 abribus
Durée du contrat : 15 ans
SAINT ETIENNE
18ème ville française
200 abribus, 120 MUPIs®, 40 Seniors®
Durée du contrat : 12 ans
BORDEAUX
7ème ville française
Perte du contrat des abribus
Agglomération bordelaise proposée aux annonceurs dans l'offre commerciale Mobilier Urbain (MUPIs® & Seniors®)
* Nombre de contrats gagnés par JCDecaux sur le nombre total de contrats en renouvellement pour lesquels le Groupe a répondu à l'appel d'offres
28


JCDecaux
Japon
Yokohama
2ème ville du Japon (3,55 millions d'habitants)
1er contrat d'abribus publicitaires au Japon
Contrat exclusif
500 abribus
Durée du contrat : 20 ans
Abribus conçu par GK-Sekkei, Yokohama
29


JCDecaux
Italie
Turin
Città di Torino
IGPDecaux
4ème ville d'Italie (plus d'1 million d'habitants)
Design, installation et entretien de 1.200 mobiliers urbains
Durée du contrat : 20 ans
Turin accueillera les Jeux Olympiques d'Hiver en 2006
30


JCDecaux
Slovénie
Ljubljana: 300 abribus installés en 5 jours
31


JCDecaux
Chine
Aéroports de Shanghai
JCD : 35 % de la Joint Venture
1ère plate-forme aéroportuaire en Chine
(Trafic: 35 millions de passagers en 2004, +40 % vs 2003)
Direction opérationnelle assurée par JCDecaux
Contrat exclusif d'une durée de 15 ans
Chiffre d'affaires attendu : 490 millions d'euros*
SIA
* Chiffre d'affaires à 100 %. JCDecaux en consolide 35 %
32


JCDecaux
Chine
JCDecaux devient N°1 de la communication extérieure
26 avril 2005 : acquisition de 80 % de MediaNation – OPA en cours sur les 20 % restants
Des contrats d'envergure:
Métro de Pékin
Métro de Shanghai (2 lignes sur 4)
Leader de la publicité sur les bus (présence dans 15 villes)
1000 kiosques à journaux à Shanghai
CA 2004: 43,1 m€ (+17 % vs 2003)
33


JCDecaux
Les nouveaux leviers de rentabilité
EBITDA : 2002-2004
Asie-Pacifique (m€)
12,0
2002
3,4
-2,8
2003
2004
Amériques (m€)
14,4
2002
2,4
2003
2004
-8,0
34


JCDecaux
L'excellence au service
de la croissance
Trophées 2004
Félicitations !
RU "Outdoor Sales Team of the Year" (3ème année consécutive)
Espagne JCDecaux Espagne : Prix "Control" de la meilleure entreprise de publicité extérieure
Portugal JCDecaux Portugal : distinguée par la revue Marketeer
France Gérard Degonse : Directeur Financier de l'année
Gaël Blanchard : Manager commercial de l'année
Norvège Torgeir Johannessen, Directeur Commercial : "Purple People Award"
35


JCDecaux
Mesure d'audience
Levier de croissance pour le secteur
et pour JCDecaux
La part de marché de la communication extérieure va tirer profit de l'amélioration des mesures d'audience
Les études font ressortir la qualité des réseaux JCDecaux
36


JCDecaux
Les réseaux les plus performants
Royaume-Uni
Espagne
Personnes ayant eu la "probabilité de voir" les faces publicitaires de Mobilier Urbain
41 000
52 000
+27 %
49 000
73 000
+49 %
Marché
JCDecaux
Marché
JCDecaux
37


JCDecaux
Les réseaux ciblés tirent la croissance du CA en France
Distingo
Cible les femmes urbaines CSP+
2 300 faces publicitaires dans 36 villes > 170 000 habitants
Pricing power par rapport aux réseaux nationaux : +81 %
J'adore
Dior
Paris, France (Décembre 2004)
38


JCDecaux
La créativité
au service de la croissance
Formats spéciaux
Abra e descubra
o que sabe bem
com o Verão.
Lisbonne, Portugal (octobre 2004)
39


JCDecaux
La créativité
au service de la croissance
Mobiliers interactifs
WHO
WINS?
YOU
DECIDE
ALIEN vs PREDATOR
Opinionator : 537 000 votes pendant 2 semaines dans 4 villes,
Royaume-Uni (octobre 2004)
40


JCDecaux
les vitrines du monde
Résultats Financiers
Gérard Degonse
Directeur Général Finances


JCDecaux
Compte de résultat

(En millions €, sauf %)	2004	2003	Evolution
Chiffre d'affaires	**1 631,4**	**1 543,8**	**5,7 %**
Coûts d'exploitation	(1 166,2)	(1 126,9)	
EBITDA	**465,2**	**416,9**	**11,6 %**
Amortissements/Provisions	(193,6)	(186,8)	
Résultat d'exploitation	**271,6**	**230,1**	**18,0 %**
Charges financières	(25,3)	(32,0)	
Eléments exceptionnels	0,9	(0,3)	
Impôts	(88,3)	(75,8)	
Mises en équivalence	5,6	4,9	
Ecarts d'acquisition	(75,7)	(71,8)	
Intérêts minoritaires	(10,7)	(14,2)	
Résultat net part du Groupe	**78,1**	**40,9**	**91,0 %**
Résultat net ajusté [1]	**152,9**	**113,0**	**35,3 %**

(1) Résultat net ajusté = résultat net part du Groupe avant amortissement des écarts d'acquisition et éléments exceptionnels

42


JCDecaux
Marges en progression
(En millions €, sauf %)
Marge d'EBITDA (%)
+190bp
43,5 %
+110bp
13,8 %
+150bp
6,5 %
+150bp
28,5
Mobilier Urbain
Affichage
Transport
Total Groupe
Note : pb = point de base
Marge d' EBITA (%)
+170bp
26,0 %
+170bp
6,5 %
+210bp
4,4 %
+180bp
6,7
Mobilier Urbain
Affichage
Transport
Total Groupe
43


JCDecaux
Tableau de Flux
(En millions €, sauf %)

	2004	2003	Evolution
▶ Capacité d'autofinancement	368,1	327,3	
▶ Variation du BFR d'exploitation	(8,0)	3,2	
▶ Flux nets d'exploitation	**360,1**	**330,5**	**9,0 %**
▶ Investiss. de maintenance (net)	(75,9)	(70,4)	
▶ Cash Flow disponible ajusté	**284,2**	**260,1**	**9,3 %**
▶ Investissements de croissance	(90,0)	(70,7)	
▶ Cash flow disponible	**194,2**	**189,4**	**2,5 %**
▶ Augmentation de capital	6,9		
▶ Investiss. Financiers (net)	(18,3)	(210,1)	
▶ Dividendes	(12,5)	(8,4)	
▶ Autres	8.0[1]	6,5[1]	
▶ Variation de la dette nette	**(178,3)**	**22,6**	

Note : cash flow disponible ajusté = flux nets d'exploitation – investissements de maintenance
(1) Variation des dettes et créances sur immobilisations, variation des intérêts sur dettes financières, impact des taux de change et des variations de périmètre sur l'endettement net
44


JCDecaux
Des cash flows très importants
(En millions €)
Flux d'exploitation
Cash flow disponible ajusté
Cash flow disponible
16 % CAGR
230
325
331
360
2001
2002
2003
2004
23 % CAGR
151
255
260
284
2001
2002
2003
2004
(23)
168
189
194
2001
2002
2003
2004
Note : cash flow disponible = flux nets d'exploitation - investissements (acquisitions d'immobilisations corporelles et incorporelles, nettes des cessions) ;
cash flow disponible ajusté = flux nets d'exploitation - investissements de maintenance (net)
45


JCDecaux
Des marges de manœuvre renforcées
2004
284 m€
90 m€
178 m€
Cash flow disponible ajusté
Investissements de croissance
Remboursement de dette
Des cash flows solides et récurrents
Dette réduite à 458 millions €
Des financements longs
540 millions d'euros de lignes de crédit confirmées
Notation de crédit : "BBB" et "Baa2", perspective stable
46


JCDecaux
les vitrines du monde
Résultats 2004
en normes IFRS


JCDecaux
Impacts sur la Dette Nette
En millions €
Clôture 2004
Dette Nette – Règles comptables françaises
457,5
Instruments financiers
- 35,7
Location - Financement
+ 11,4
Engagement de rachat des minoritaires
+ 60,0
Dette Nette - IFRS
493,2
48

FILE 82-5247



JCDecaux
Impacts sur la Situation Nette
Part du Groupe
En millions €
Clôture 2004
Situation Nette – Règles comptables françaises
1 416,4
Immobilisations corporelles (IAS 16)
+ 98,6
Regroupement d'entreprises (IFRS 3)
+ 74,9
Autres retraitements
+ 10,3
Situation Nette - IFRS
1 600,2
49



JCDecaux
Impacts sur le Compte de Résultat
Exercice 2004 en millions €
Règles Comptables françaises
Retraitements
IFRS
Chiffre d'affaires 1 631,4 - 4,1 1 627,3
Escomptes financiers - 4,1
Chiffre d'affaires Net 1 631,4 - 4,1 1 627,3
Total coûts d'exploitation -1 166,2 + 3,2 -1 163,0
Location-financement + 3,2
Coûts de développement + 3,3
Stock options - 3,5
Autres Retraitements + 0,2
EBITDA 465,2
Marge Opérationnelle - 0,9 464,3
Dotations nettes aux Amortissements & Provisions - 193,6 + 15,1 - 178,5
Reclassement résultat exceptionnel 0,0 + 1,3 + 1,3
Résultat d'exploitation 271,6 + 15,5 287,1
50

JCDecaux — Impacts sur le Compte de Résultat

Exercice 2004 en millions €	Règles Comptables françaises	Retraitements	IFRS
Résultat d'exploitation	**271,6**	**+ 15,5**	**287,1**
Résultat Financier	- 25,3	- 6,3	- 31,6
Résultat exceptionnel	+ 0,9	- 0,9	0,0
Impôts	- 88,3	- 5,3	- 93,6
Quote-part de résultat des sociétés MEE	+ 5,6	+ 0,9	+ 6,5
Résultat Net avant amortissement des écarts d'acquisition	**164,5**	**+ 3,9**	**168,4**
Amortissement des écarts d'acquisition	- 75,7	+ 72,7	- 3,0
Intérêts minoritaires	- 10,7	+ 1,5	- 9,2
Résultat Net (Part du Groupe)	**78,1**	**+ 78,1**	**156,2**

51



JCDecaux — Impacts sur le Tableau de Flux

Exercice 2004 en millions €	Règles Comptables françaises	Retraitements	IFRS
CAPACITE D'AUTOFINANCEMENT	**+ 368,1**	**+ 0,3**	**+ 368,4**
Variation du BFR d'exploitation	- 8,0	+ 0,8	- 7,2
Pièces détachées de maintenance	0,0	- 27,7	- 27,7
FLUX NETS D'EXPLOITATION	**+ 360,1**	**- 26,6**	**+ 333,5**
Investissements	- 165,9	+ 24,4	- 141,5
Pièces détachées de maintenance		*+ 27,7*	
Coûts de développement		*- 3,3*	
CASH FLOW DISPONIBLE	**+ 194,2**	**- 2,2**	**+ 192,0**
Dividendes Nets	- 12,5	+ 4,9	- 7,6
Augmentation des capitaux propres	+ 6,9	0,0	+ 6,9
Investissements financiers (nets)	- 18,3	0,0	- 18,3
Autres	+ 8,0	+ 0,3	+ 8,3
VARIATION DE LA DETTE NETTE	**- 178,3**	**- 3,0**	**- 181,3**

52


JCDecaux
les vitrines du monde
Rapports des Commissaires aux Comptes
Michel Rosse
Vice-Président Mazars
Barbier Frinault & Autres
(Groupe Ernst & Young)
Fiduciaire Révisunion
(Groupe Mazars)


JCDecaux
les vitrines du monde
Stratégie et Perspectives de croissance
Jean-François Decaux
Directeur Général


JCDecaux
Un média en croissance
"L'Affichage représente 5,2 % des dépenses publicitaires mondiales et 6,5 % en Europe.
Nous pensons que son poids en Europe constitue pour ce média son potentiel au niveau mondial, notamment dans le cadre de la fragmentation des audiences TV"
ZenithOptimedia – déc. 2004
55


JCDecaux
Opportunités de croissance 2005
Contrats clés en 2005
Appels d'offres en cours
Royaume-Uni
• Londres : abribus
• Affichage : panneaux le long des voies ferrés (Network Rail)
USA
• New-York
Japon
• Nagoya
Appels d'offres en attente
Europe
• France : France Rail Publicité
• Londres : métro
• Rome
• Malaga
• Sofia
Asie
• Japon
• Chine
Amérique du Sud
• Sao Paulo (Ville et métro)
• Buenos Aires (Ville)
56


JCDecaux
New York
Timing ?
"New York City Department
of Transportation
spokeswoman
Molly Watkins
said a decision may
be reached in the spring"
Bloomberg, 28/02/2005,
Cécile Daurat
Kiosque à journaux, New York
57


JCDecaux
Abribus de Londres
Évolution du paysage concurrentiel
Contrat de
10 ans
36 %
JCDecaux
22 %
Clear
Channel
42 %
Abribus Clear Channel, Londres
58


JCDecaux
Renouvellements majeurs en 2005
France
Paris : affichage culturel
Toulouse
Strasbourg
Lille (MUPIs ®)
Reste de l'Europe
Milan
Colonne Morris, Paris
59


JCDecaux
Poursuite de la consolidation
Plus de 30% du marché de la communication extérieure
(Chiffre d'affaires 2004 en communication extérieure, en millions $)
2 447
2 030 (1)
1 880
884
500(2)
30 %
35 %
242
174
169
155(2)
150 (2)
102
100(2)
100(2)
80(2)
63 (3)
Clear Channel
JCDecaux
Viacom
Lamar
Ströer DSM
Affichage Holding
Metrobus
Maiden
AWK
News Outdoor
Wall
DERG
Van Wagner
Pattison
CEMUSA
Sources : Communiqués de presse et sites Internet des sociétés, rapports d'analystes et estimations JCDecaux. Les conversions monétaires sont basées sur un taux de change moyen trimestriel $/€ de 0,8036 et sur un taux de change annuel moyen $/£ de 0,5456 et $/CHF de 1,2410 en 2004
(1) Ce montant ne comprend pas les chiffres d'affaires d'Affichage Holding et de Wall, sociétés que JCDecaux consolide par mise en équivalence
(2) Estimation JCDecaux
(3) Chiffre d'affaires 2003
60


JCDecaux
Allemagne :
Marché de 710 millions d'euros
en cours de consolidation
VVR Berek (Colonnes à Berlin & Transport)
Moplak (DERG en détient 33 %)
Stadtreklame Nürnberg (JCDecaux en détient 35 %)
Autres sociétés locales
Autres 7 %
Wall 8 %
JCDecaux 10 %
DERG 10 %
AWK 15 %
Ströer DSM 50 %
61


JCDecaux
Deutsche Eisenbahn-Reklame GmbH
Plus ancienne société de communication extérieure en Allemagne
Fondation : 1866
Maison mère : Deutsche Bahn AG
CA publicitaire : 100 millions USD
- Effectifs : 240 salariés
- Nbre de gares : 5 700
- Nbre de trains : 36 000 (dont "ICE")
- Nbre de panneaux : 10 000 (50 % à l'intérieur des gares)
- Nbre de mobiliers urbains : 4 100
Wartezeitkiller.
62


JCDecaux
Priorité à la croissance organique
Nouveaux contrats
USA / Asie / Europe de l'Est
Renouvellements
Consolidation
Rachat des minoritaires
Dividendes
63


JCDecaux
Perspectives pour 2005
1er trimestre 2005 :
Croissance interne
du chiffre d'affaires consolidé de 7,3 %
Guidance annuelle :
Croissance interne
du chiffre d'affaires consolidé
de l'ordre de 4 % en 2005
Le Groupe devrait ainsi continuer
d'améliorer sa rentabilité
64


JCDecaux
les vitrines du monde
Jean-Charles Decaux
Président du Directoire


JCDecaux
Evolution du titre depuis l' introduction en bourse
%
30
20
10
0
-10
-20
-30
-40
-50
-60
+26 %
-35 %
-48 %
-22 %
-42 %
JCDecaux
Clear Channel Viacom
Lamar
Maiden
Affichage Holding
TF1
NRJ
Publicis
Lagardère
CAC40
DJ Stoxx Media
66



JCDecaux
Evolution du titre en 2004
%
80
60
40
20
0
-20
-40
+66 %
-16 %
-29 %
+7 %
JCDecaux
Clear Channel
Viacom
Lamar
Maiden
Affichage Holding
TF1
NRJ
Publicis
Lagardère
CAC40
DJ Stoxx Media
67



JCDecaux
les vitrines du monde
Résolutions
Patrick Gourdeau
Directeur Juridique

Press release in relation to the Shareholders' meeting

JCDecaux

Annual General Meeting of JCDecaux on 11 May, 2005

Out of Home Media

Paris, 13 May, 2005 – The combined Ordinary and Extraordinary General Meeting of JCDecaux SA (Euronext Paris: DEC) was convened on 11 May, 2005.

The annual general meeting provided an opportunity to highlight the developments in innovation and international growth enjoyed by JCDecaux over the past 40 years as well as presenting its strategy for further development of the Group.

Jean-Claude Decaux, Founder and Chairman of the Supervisory Board of JCDecaux SA, said: "The General Meeting allowed us to review the principal milestones in the life of the company I founded in 1964 with the idea of bus shelters financed by advertising. With our "Cyclocity" concept, JCDecaux is today offering a new service to city dwellers. By offering free access to 1,000 bicycles in Lyon from 19 May onwards, the Group has become a world leader in this market. Complementary to existing public transport, Cyclocity has a very promising future, particularly in the European countries where the population is concerned for the environment and public health, and are therefore ready to adopt this new mode of transport. It is this sort of innovation, which was present when JCDecaux was created, that defines the Group's competitive advantage in an increasingly global market.

At the end of the meeting, the Supervisory Board appointed Jean-François Decaux Chairman of the Executive Board and Jean-Charles Decaux Chief Executive Officer. Jean-François Decaux and Jean-Charles Decaux who, in their dealings with the market, use the title of co-Chief Executive Officer of the JCDecaux Group, alternate as Chairman of the Executive Board of JCDecaux SA, serving in this position for periods of one year.

Key Information on the Group

- *2004 revenues: €1,627.3 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (304, 000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (157, 000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *658,000 advertising faces in 45 countries*
- *a presence in 3,500 cities with more than 10,000 inhabitants*
- *6,900 employees*

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Press release in relation to the proposed reorganisation of JCDecaux - Publicis Group outdoor advertising media assets



FILE 82-5247

JCDecaux-Publicis Groupe

Proposed reorganisation of outdoor advertising assets

Out of Home Media

Paris, 16 May 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, and Publicis Groupe, longstanding partners in outdoor advertising, announced today that they are holding discussions with a view to reorganizing their portfolio of outdoor interests.

In accordance with legal requirements, the work councils of JCDecaux, Métrobus and Medias & Régies Europe have received notification of meetings to be held on 25 May for information and consultation purposes regarding discussions underway related to JCDecaux and Medias & Régies Europe's subsidiary Metrobus, on the one hand, and JCDecaux and Medias & Régies Europe on the other.

Specifically the reorganisation would involve JCDecaux acquiring the following:

In France:

- Medias & Régies Europe's 50% interest in SOPACT (Société de Publicité des Abribus et Cabines Téléphoniques), the company that manages the advertising contract for bus shelters in Paris.
- A 33% interest in Metrobus, the company that manages advertising space in the metro, RER suburban rail system and buses for the RATP (Paris urban transport), as well as advertising space in the Marseille metro and bus networks in some 60 other French cities. Building on the recognized expertise of Metrobus, this acquisition will further strengthen the transport advertising business in subways, buses and railway stations and provide opportunities for international growth.

In the Netherlands:

- Medias & Régies Europe's 50% interest in both JCDecaux Nederland BV and VKM, the companies that manage the street furniture contracts for the main Dutch cities.

Following these transactions, JCDecaux would be the sole owner of SOPACT, JCDecaux Nederland BV and VKM.

The proposed reorganization of the ownership of the three companies should not, if realized, have any impact on operations or employment.

JCDecaux

Key Information on the Group

- *2004 revenues: €1,627.3 million ; Q1 2005 revenues : €379.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr